Exhibit 99.6

ZenaTech’s ZenaDrone Subsidiary Applies for Green UAS Certification for IQ Square Drone to Sell to US Defense and Government

Vancouver, British Columbia, (July 22, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that its subsidiary ZenaDrone has submitted the IQ Square drone for Green UAS (Uncrewed Aircraft System) certification, allowing it to be added to the pre-approved procurement list for US Department of Defense (DoD) and government buyers. The compact and rugged ZenaDrone IQ Square drone is designed for line-of-sight applications including infrastructure inspections, terrain mapping, surveillance, and reconnaissance in high-risk environments.

“ZenaDrone’s IQ Square Green UAS submission marks a critical milestone in our commitment to national security and defense readiness,” said Shaun Passley, Ph.D., ZenaTech CEO. “This is not just about compliance—it’s about positioning our company to meet the highest standards for US government and DoD use. Green UAS is our on-ramp to achieving Blue UAS certification which will open more doors to broader federal adoption and deployment in mission-critical operations.

“Recent policy directives from the White House, the Secretary of Defense, and Congress are creating real momentum—prioritizing US-made and secure NDAA-compliant systems like ours, while unlocking funding and accelerating procurement. The message is clear: the future of drones is American, and we are ready.” Dr. Passley added.

Green UAS certification is a compliance and cybersecurity framework developed by AUVSI, the leading trade association for the uncrewed systems industry, in collaboration with the US DoD. It ensures that drones are free of components from foreign adversaries and meet rigorous standards for cybersecurity, data protection, and supply chain integrity. Green UAS certification will be streamlined for faster approvals under recent Executive Orders—paving the way for better alignment with Blue UAS certification benefiting drone makers getting products to market.

Drones like the IQ Square offer critical advantages in military and government applications: real-time surveillance, infrastructure monitoring, and remote mission planning in hazardous environments. Advanced imaging tools such as LiDAR and thermal sensors enable early detection of structural vulnerabilities and security threats, while rapid mapping and ISR (intelligence, surveillance, and reconnaissance) functions support logistics and operational command.

The ZenaDrone IQ Square is an advanced AI-powered drone designed for land surveys and various types of inspections and reconnaissance missions in defense applications. The drone has a 40 x 40” and 50”x50” VTOL (Vertical Takeoff and Landing) frame with autonomous charging capabilities and delivers 20-25 minutes of flight time. It is equipped to use AI-driven cameras and sensors for mission-ready performance across defense and tactical applications.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.